Exhibit 99.3

BloomZ Reports First Half Fiscal Year 2024 Financial and Operational Results

39.3% YoY increase in the Audio Production and Talent Management business

209.8% YoY increase in the Internet business

415.5% increase in Distribution from Investments

TOKYO, September 17, 2024 -- BloomZ Inc. (“BloomZ” or the “Company”), a Japanese audio production and voice actor management company, today announced its financial results for the six months ended March 31, 2024.

First Half 2024 and Recent Operational Highlights:

●

Completed a successful initial public offering (“IPO”) in July 2024, raising gross proceeds of $5.38 million, prior to deducting underwriting discounts and other offering expenses. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market on July 24, 2024, under the symbol “BLMZ”

●	Announced business alliance with sonilude Inc. to jointly produce original animation projects

●	Announced strategic business alliance with CrossVision to create joint entertainment offerings

Management Commentary

“Following the successful closing of our IPO and Nasdaq listing in late July, we continue to strive to explore capital investments, enhance our brand visibility on a global scale, and strengthen our internal capabilities to drive growth across our three business segments,” said Kazusa Aranami, CEO of BloomZ. “We experienced a robust performance in the first half of fiscal year 2024, particularly in our audio production and talent management business, internet (VTuber management) business, and our animation production committee investments. We are pursuing opportunities to expand our capabilities internationally, with a focus on augmenting our presence in North American markets.   We are also searching for new audio and anime production projects to sustain the upward momentum in our audio production and talent management business. At the same time, we remain open to opportunities that can enhance our production capabilities while effectively managing our margins. For the second half of fiscal year 2024, we remain dedicated to growing our portfolio of produced animation and affiliated VTuber services and exploring new market opportunities to tap into the high-margin VTuber business, which will continue driving top- and bottom-line performance. I am confident that BloomZ Inc. will continue to deliver outstanding results in the future .”

First-Half 2024 Financial Results:

●	Revenue increased 97% to $809,265 (¥122,377 thousand) for the six months ended March 31, 2024, compared to $410,852 (¥62,129 thousand) for the same period last year. The increase was primarily due to increased revenue from the audio production and talent management business, internet business, and distribution income from investments in animation production committees.

●	Operating Expenses were $345,682 (¥52,274 thousand) for the six months ended March 31, 2024, compared to $130,022 (¥19,662 thousand) for the same period last year. The increase was primarily due to personnel costs associated with the increase in the number of employees, as well as higher sales commissions paid to platform providers, consulting fees, and professional services fees.

●	Net Loss was $121,783 (¥18,416 thousand) compared to $60,442 (¥9,140 thousand). The increase was primarily due to an increase in the aforementioned operating expenses.

●	As of March 31, 2024, cash and cash equivalents were $192,236 (¥29,070 thousand). Upon the closing of the Company’s recent IPO on July 25, 2024, BloomZ received net proceeds of $4.6 million (¥715,446 thousand).

*	(Conversion Rate ¥151.22 – USD $1.00)

For more information regarding BloomZ’s financial results, including financial tables, please see our Form 6-K for the six months ended March 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC"). The Company’s SEC filings can be found on the SEC’s website at https://www.sec.gov/ or the Company’s investor relations site at https://investor.bloomz-inc.com/.

About BloomZ Inc.

BloomZ is a Cayman Islands holding company with an operating subsidiary, Kabushiki Kaisha BloomZ (“BloomZ Japan”), in Japan. BloomZ Japan is a Japanese audio producing and voice actor and VTuber managing company. BloomZ Japan has experienced staff who have worked on audio production for animations and video games for more than 10 years. BloomZ Japan also manages, cultivates and promotes voice actors and VTubers.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

BloomZ Investor Contact

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

BloomZ@gateway-grp.com